Exhibit 99.1

CORUS ENTERTAINMENT RECEIVES TORONTO STOCK EXCHANGE APPROVAL FOR NORMAL COURSE ISSUER BID

TORONTO, June 14, 2011 /CNW/ - Corus Entertainment Inc. (TSX: CJR.B) today announced that the Toronto Stock Exchange ("TSX") has accepted the notice filed by Corus of its intention to make a Normal Course Issuer Bid for its Class B Non-Voting Participating Shares through the facilities of the TSX, or any other alternative Canadian trading system.

Pursuant to the terms of its Normal Course Issuer Bid, Corus may, during the 12-month period commencing June 16, 2011 and ending June 15, 2012, purchase for cancellation up to a total of 3,900,000 Class B Non-Voting Participating Shares, which represent approximately 5% of the Issued and Outstanding Class B Non-Voting Participating Shares as at May 31, 2011. Daily purchases will be limited to 32,403 Class B Non-Voting Participating Shares, other than block purchase exceptions. The price that Corus will pay for shares purchased pursuant to the bid will be the market price at the time of acquisition.

Corus believes that its Class B Non-Voting Participating Shares have been trading in a price range which may not fully reflect the value of these shares. As a result, the Company believes that its outstanding Class B Non-Voting Participating Shares represent an attractive investment to Corus.

As at May 31, 2011, there were 78,929,367 Class B Non-Voting Participating Shares outstanding.

Corus Entertainment Inc. reports in Canadian dollars.

About Corus Entertainment Inc.

Corus Entertainment Inc. is a Canadian-based media and entertainment company. Corus is a market leader in specialty television and radio with additional assets in pay television, television broadcasting, children's book publishing and children's animation. The Company's multimedia entertainment brands include YTV, Treehouse, Nickelodeon (Canada), W Network, OWN: Oprah Winfrey Network (Canada), CosmoTV, Sundance Channel (Canada), Movie Central, HBO Canada, Nelvana, Kids Can Press and radio stations including CKNW AM 980, 99.3 The FOX, Country 105, 630 CHED, Q107 and 102.1 the Edge. Corus creates engaging branded entertainment experiences for its audiences across multiple platforms. A publicly traded company, Corus is listed on the Toronto Stock Exchange (CJR.B). Experience Corus on the web at www.corusent.com.

%CIK: 0001100868

For further information:

Tom Peddie, FCA
Executive Vice President and Chief Financial Officer
Corus Entertainment Inc.
416.479.6080

CO: Corus Entertainment Inc.

CNW 17:00e 14-JUN-11